Exhibit 2.3

AMENDMENT NO. 2 TO

ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 2 TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made as of March 30, 2003, by and among (i) InSight Health Corp. (“Buyer”), (ii) Comprehensive Medical Imaging Centers, Inc (“CMIC”), (iii) Comprehensive Medical Imaging, Inc. (together with CMIC and each of its other subsidiaries necessary to effect the transfer of assets under the Purchase Agreement (as defined below), “Seller”) and (iv) Cardinal Health 414, Inc. (“Parent”).

WHEREAS, Buyer, Seller and Parent entered into an Asset Purchase Agreement dated as of January 6, 2003, as amended by that certain Amendment No. 1 to Asset Purchase Agreement, dated as of February 21, 2003 (as amended, the “Purchase Agreement”); and

WHEREAS, the parties to the Purchase Agreement wish to further amend the Purchase Agreement;

NOW THEREFORE, the parties hereto agree as follows:

1.               All capitalized terms used herein but not defined shall have the meanings ascribed to them in the Purchase Agreement.

2.               For purposes of Sections 2.1 and 2.2 of the Purchase Agreement only, the assets of the MDS JVs are not being conveyed under the Purchase Agreement, and the Liabilities of the MDS JVs are not being assumed, but otherwise, references to the Subject Assets, Purchased Assets, Purchased Business and Assumed Liabilities shall include the assets and Liabilities of the MDS JVs.

3.               The Subject Assets, Purchased Assets and Purchased Business shall include all of the Seller Parties’ right, title and interest in and to the Membership Interests in each MDS JV (subject only to the Economic Interests (not owned by any Seller Party or any Seller Party Affiliate) therein outstanding as of the applicable Closing Date) with respect to which Seller owns 100% of the Membership Interests as of the applicable Closing Date.

4.               For purposes of all adjustments to the Purchase Price, the Initial Closing Date shall be deemed to have occurred on March 31, 2003.  Notwithstanding any other provision of the Purchase Agreement to the contrary, any cash received by the Purchased Business after March 31, 2003 shall be included as a Purchased Asset and any trade payable arising from the Purchased Business after March 31, 2003 shall be an Assumed Liability.  To the extent there is any conflict between this paragraph 4 and paragraphs 7 and 11 of this Amendment, this paragraph 4 shall govern.

(a)                                  Each reference to the defined term “Closing Date” in Section 6.4 of the Purchase Agreement shall be a reference to March 31, 2003.

5.               Article I is hereby amended by adding thereto the following definitions in proper alphabetical order:

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights or other Contracts that could require a Person to issue any of its Equity Interests or sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interests of a Person or owned by a Person; (c) statutory preemptive rights or preemptive rights granted under a Person’s Organizational Documents; and (d) stock appreciation rights, phantom stock, profit participation or other similar rights with respect to a Person.

“Economic Interests” with respect to any MDS JV, shall have the meaning assigned to such term in the MDS Operating Agreement relating to such MDS JV.

“MDS JV” means Orange County JV, SFV JV or Valencia JV, as the case may be.

“MDS Purchase Agreement” that certain Membership Interest Purchase Agreement among CMIC, MDS, and Judith Rose, M.D., dated as of March 28, 2003.”

“Membership Interests” means with respect to any MDS JV, shall have the meaning assigned to such term in the MDS Operating Agreement relating to such MDS JV.  As used herein, Membership Interests shall not include any Economic Interests that have been assigned by the holder of such Membership Interest to another Person.

6.               Article I is hereby modified by amending the term “Closing Statement” to include a new clause (xvi), which shall read in full as follows:

“(xvi) the aggregate percentage of the equity represented by the Economic Interests not held by any Seller Party or any of their Affiliates in each MDS JV included in the Purchased Business and the aggregate amount of cash, cash equivalents and short term investments held by each MDS JV included in the Purchased Business”.

7.               Article I is hereby modified by amending and restating the term “Excluded Liabilities” to read in full as follows:

“”Excluded Liabilities” means (i) any Liability of the Seller Parties or the MDS JVs for Taxes; (ii) any Liability of the Seller Parties or the MDS JVs for the unpaid Taxes of any Person (other than any of the Seller Parties, any of the MDS JVs or any of their respective Affiliates) under Reg. 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise; (iii) any Liability of the Seller Parties or the MDS JVs to indemnify any Person by reason of the fact that such Person was a director, officer, manager, member, employee or agent of any of the Seller Parties or any MDS JV or was serving at the request of any such Person as a partner, trustee, director, officer, manager, employee or agent of another Person (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such indemnification is pursuant to any statute, charter document, by-law, Organizational Document, agreement or otherwise); (iv) any Liability of the Seller Parties, the MDS JVs or any of their respective Affiliates for costs and expenses incurred in connection with the negotiation, execution and performance under this Agreement and other transaction costs incurred in connection with the Transactions, including, without limitation, all fees of counsel to the Seller Parties and the MDS JVs, all fees of the accountants of the Seller Parties and the MDS JVs (except as set forth in Section 2.6(b)(ii)) and all compensation to brokers, finders and agents with respect to the Transactions; (v) any Liability of the Seller Parties or the MDS JVs to any of their respective shareholders, members, directors, managers, officers, parents or subsidiaries other than as expressly included in Assumed Liabilities (including, in the case of the MDS JVs, any Liabilities that would have been included in Assumed Liabilities but for paragraph 2 of that certain Amendment No. 2 to the Purchase Agreement, dated as of March 30, 2003) other than as expressly provided for in the MDS Purchase Agreement; (vi) any Liability of the Seller Parties or the MDS JVs with respect to the Seller Plans or employees of Seller or any MDS JV for compensation, wages, vacation, bonuses, payroll taxes, benefits, severance, claims or otherwise; (vii) any Liability of the Seller Parties or any MDS JV with respect to Indebtedness, other than as reflected on the Most Recent Balance Sheet, as disclosed in Schedule II of the Seller Disclosure Schedule or as approved by Buyer pursuant to Section 5.3 hereof; (viii) any Liability of the Seller Parties or the MDS JVs (A) with respect to any indemnity or guaranty obligation for an Excluded Liability or (B) arising out of, resulting from, or cause by any Breach of a Contract, covenant, warranty, tort, infringement, violation of Law, any indemnity for environmental matters set forth in that certain Standard Form Full Service Modified Gross Office Lease Agreement, dated May 21, 1997, between Insurance Company of the West and Syncor Diagnostics, LLC, together with that certain Addendum No. 1 to Standard Retail Lease, between Insurance Company of the West and Syncor Diagnostics, LLC, as supplemented by that certain Addendum No. 2 to Standard Retail Lease Guaranty of Lease, dated May 21, 1997, between Syncor International Company and Insurance Company of the West, or similar matter, in each case arising out of acts, omissions, occurrences or conditions prior to the Closing on which the applicable portion of the Purchased Business or Purchased Assets is sold to Buyer; (ix) except as set forth in Section 9.3(e), any Liability arising out of the Konica Agreement; (x) any Liabilities arising from the ownership and operation of the Excluded Assets; (xi) Seller’s and the MDS JVs’ accounts payable; (xii) management fees payable to the Seller Parties pursuant to the MDS Operating Agreements (other than as expressly provided for in the MDS Purchase Agreement); (xiii) any Liabilities to the Seller Parties arising out of the operation of the Purchased Business on or prior to the Closing Date on which such Purchased Business is sold to Buyer hereunder, other than as specifically included as part of the Assumed Liabilities; (xiv) the Liabilities reflected on the Seller’s general ledger as “Trade Accounts Payable” (A/C 210100); (xv) the Liabilities reflected on the Seller’s general ledger as “Accrued Accounts Payable” (A/C 210200), “Accrued Other - General (A/C 233600) and “Accrued IBNR” (A/C 231700) (attached hereto as Exhibit S-1 is an illustration of the manner in which the accounts referred to in clause (xv) are reflected in the Financial Statements by reference to the Interim Financial Statements for Seller’s Business); and (xvi) and “field allocations” or “corporate allocations” (other than the non-center specific field costs labeled “C. Valley RBOM” and “C. Valley Ops”) reflected in the Interim Financial Statements for Seller’s Business or the Audited Interim Financials for Seller’s Business.”

8.               Article I is hereby modified by amending and restating the defined term “Expiration Date” to read in its entirety as follows:

“”Expiration Date” means April 15, 2003.”

9.               Article I is hereby modified by amending the term “Purchased Assets” to include a new clause (i), which shall read in full as follows:

“(i) Seller’s Membership Interests in each MDS JV, including any Economic Interests held by Seller in such MDS JVs”.

10.         Article I is hereby modified by amending the term “Subsidiary” by adding the following at the end thereof:

“Each of the MDS JVs shall be considered “Subsidiaries” for purposes of this Agreement.”

11.         Section 2.3(a) is hereby modified by amending and restating Section 2.3(a) to read in its entirety as follows:

Purchase Price.  The purchase price (the “Purchase Price”) shall be the sum of the Individual Center Purchase Prices for all of the Centers included as part of the Purchased Business, as adjusted pursuant to Section 2.3(e) below, provided however that the Individual Center Purchase Price for each of the MDS Centers shall be (i) decreased by that percentage which is equal to the aggregate percentage of the equity of such MDS Center represented by the Economic Interests in such MDS Center outstanding immediately following the Closing and (ii) increased by an amount equal to the aggregate amount of cash, cash equivalents and short term investments held by such MDS Center at the close of business on March 31, 2003.  For purposes of clarity, attached hereto as Exhibit P (revised as of the date of this Amendment) is an illustration of the computation of the Purchase Price assuming that all of the Centers constituting Seller’s Business are included in the Purchased Business.  Columnar references in this Section 2.3 refer to the columns labeled as such on Exhibit P.

12.         Section 2.3(d) is hereby modified by amending and restating Section 2.3(d) to read in its entirety as follows:

“To the extent that subsequent to the applicable Closing Date an MDS JV is required to make any distributions or payments pursuant to the terms of Section 5.3 of the MDS Purchase Agreement, Seller shall reimburse Buyer in an amount equal to such distributions and payments and the Individual Center Purchase Price for such Center shall be reduced on a dollar for dollar basis in an amount equal to such distributions and payments.”

13.         Notwithstanding anything to the contrary contained in Section 2.5(a) of the Purchase Agreement, the Initial Closing of the purchase and sale of the Purchased Assets shall take place on April 2, 2003.

14.         Notwithstanding anything to the contrary in Section 2.5(d) of the Purchase Agreement, Seller shall prepare and deliver the Closing Statement simultaneously with the execution and delivery of this Amendment by the parties hereto.

15.         Exhibits I-1 and I-2 are hereby modified to read in their entirety as set forth in Exhibit 15 hereto.

16.         Section 4.3 is amended by adding to the end of clause (a) the following:

“or any MDS JV, including, without limitation, any MDS Operating Agreement”.

17.         Section 4.9(a) is hereby modified by amending and restating Section 4.9(a) to read in its entirety as follows:

“(a)                            All material Tax Returns that are required to be filed by or with respect to Seller and the MDS JVs have been duly filed and all such Tax Returns are true, complete and correct in all material respects.”

18.         Section 4.9(c) is hereby modified by amending and restating Section 4.9(c) to read in its entirety as follows:

“(c)                            All deficiencies asserted or assessments made as a result of any examinations of Seller or any MDS JV have been paid in full other than those being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the balance sheet included in the Interim Financial Statements for Seller’s Business in accordance with GAAP.”

19.         Section 4.9(e) is hereby modified by amending and restating Section 4.9(e) to read in its entirety as follows:

“(e)                            The charges, accruals and reserves with respect to Taxes on the books of Seller and the MDS JVs are adequate and are at least equal to Seller’s and the MDS JVs’ Liabilities for Taxes.  All information relating to Taxes set forth in the notes to the Financial Statements is true and complete.”

20.         Section 4.9(f) is hereby modified by amending and restating Section 4.9(f) to read in its entirety as follows:

“(f)                              All Taxes that Seller and the MDS JVs are or were required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate Governmental Body.”

21.         Section 4.9(h) is modified by amending and restating Section 4.9(h) to read in its entirety as follows:

“(h)                           None of the Subject Assets is property that Buyer or any MDS JV is or will be required to treat as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or is “tax-exempt use property” within the meaning of Section 168(h) of the Code.”

22.         Section 4.13(a) is modified by amending and restating Section 4.13(a) to read in its entirety as follows:

“(a)                            Except as is set forth in Section 4.13 of the Seller Disclosure Schedule, neither Seller nor any MDS JV is (x) subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Body or (y) a party to, the subject of, or is, to the Knowledge of Seller, Threatened to be made a party to or the subject of any Action, in each case, relating to Seller’s Business.”

23.         Section 4.19 is modified by deleting therefrom the language “Schedule 4.19 of the Seller Disclosure Schedule sets forth a true and accurate list of each insurance policy currently maintained by or at the expense of or for the direct or indirect benefit of the Seller and, with respect to each such insurance policy:” and substituting therefor the following:

“Schedule 4.19 of the Seller Disclosure Schedule sets forth a true and accurate list of each insurance policy currently maintained by or at the expense of or for the direct or indirect benefit of the Seller or an MDS JV and, with respect to each such insurance policy:”

24.         Section 4.20 is hereby modified by amending and restating Section 4.20 to read in its entirety as follows:

“To Seller’s Knowledge, none of Seller, any MDS JV or any of their respective managers, members, officers, directors or employees or any Person that Seller or any MDS JV manages or for which Seller or any MDS JV provides billing services has been charged with, or has been or is being investigated with respect to, or has engaged in, any activity that contravenes or could contravene or that constitutes or could constitute a violation of any Healthcare Law.”

25.         Section 4.21 is hereby modified by deleting therefrom the language “none of Seller or any existing officer or director of Seller or any person who is expected to be an officer, director, agent or managing employee of Seller” and substituting therefor the following:

“none of Seller, any MDS JV or any existing officer, director, manager or member of Seller, any MDS JV or any Person who is expected to be an officer, director, manager, member, agent or managing employee of Seller or any MDS JV”.

26.         Article IV is amended by adding the following as a new Section 4.23 at the conclusion thereof:

“4.23               MDS Membership Interests.

(a)  Included as part of the Purchased Assets are all of the Membership Interests in the MDS JVs.   As of the applicable Closing, Seller’s Membership Interests in the MDS JVs will include membership interests constituting 100% of the outstanding voting power of each of the MDS JVs, and rights to receive (i) in the case of SFV JV, 100% of any distributions made by SFV JV, and (ii) in the case of Orange County JV and Valencia JV, 90% of any distributions made by each such MDS JV.

(b) All of the Membership Interests of each of the MDS JVs have been duly authorized and validly issued and are fully paid and nonassesable.  Except as set forth in the applicable MDS Operating Agreements, no Commitments exist or are authorized with respect to the MDS JVs or their respective Membership Interests.  Seller has, or will have, good and marketable title to the Membership Interests of each of the MDS JVs at the Closing.  None of the Membership Interests of the MDS JVs were issued in violation of Law or any provisions of the Organizational Documents of the MDS JVs.  The MDS JVs are entities that are duly created, formed or organized, validly existing, and in good standing under the Laws of each jurisdiction where such qualification is required, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.  Each of the MDS JVs has the requisite power and authority necessary to own or lease the properties used to carry on the diagnostic medical imaging business conducted at each MDS Center and to carry on such diagnostic medical imaging business at such MDS Centers as currently conducted.

(c) Other than as expressly provided for in the MDS Purchase Agreement, all distributions required to be made by the MDS JVs to their respective members and Economic Interest holders have been made.  Each of the MDS JVs has been and is treated as a partnership for income tax purposes.

27.         Section 5.14 of the Agreement is hereby deleted and replaced in its entirety with the following:

“Seller shall, from the date hereof until the Expiration Date, use its Best Efforts to purchase 100% of the Membership Interests in the MDS JVs, including exercising any available options to purchase such Membership Interests as soon as practicable.  To the extent Seller successfully purchases prior to the Initial Closing, 100% of the Membership Interests in an MDS JV, Seller shall transfer to Buyer and Buyer shall purchase such Membership Interests (together with any Economic Interests in such MDS JV held by Seller) at the Initial Closing.  To the extent not purchased as aforesaid, Seller shall use its Best Efforts from and after the Initial Closing Date through the Expiration Date to purchase 100% of the Membership Interests in the MDS JVs.  To the extent Seller successfully purchases prior to the Expiration Date 100% of the Membership Interests in an MDS JV that is not obtained prior to the Initial Closing, Seller shall transfer to Buyer and Buyer shall purchase such Membership Interests (together with any Economic Interests in such MDS JV held by Seller) on April 15, 2003.”

28.         Article V is amended by adding the following as a new Section 5.18 at the conclusion thereof:

“5.18                  Tax Matters.  Without the prior written consent of Buyer, which consent shall not be unreasonably withheld, Seller shall not permit any MDS JV to make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, consent to the extension or waiver of the limitations period applicable to any Tax claim or assessment, or take or omit to take any other action if such action or omission would have the effect of materially increasing the Tax Liability of the Buyer or such MDS JV.”

29.         Section 6.7(a) of the Agreement is hereby deleted in its entirety.

30.         Section 7.1 is hereby modified by adding the following as a new clause (e) at the conclusion thereof:

“(e)                            To the extent reasonably requested by Buyer, the Seller Parties shall cause the MDS Operating Agreement of each MDS JV to be acquired by Buyer at such Closing to be amended in form and substance reasonably satisfactory to Buyer.”

31.         Sections 7.2(h), 7.3(e), 7.4(h) and 7.5(d) are hereby deleted in their entirety.

32.         Section 9.1 is hereby modified by deleting the phrase “Sections 4.1, 4.2, and 4.17(a)” therefrom and substituting the following therefor:

“Sections 4.1, 4.2, 4.17(a) and 4.23(a) and (b)”.

33.         Section 9.5(b)(i) is hereby modified by amending and restating Section 9.5(b)(i) to read in its entirety as follows:

“claims arising out of Breaches of the representations and warranties in Sections 3.1(a) and (b) and Sections 4.1, 4.2, 4.9, 4.16, 4.17(a) and 4.23(a) and (b),”.

34.         Seller and Buyer acknowledges that Buyer is deemed to have provided Seller with notice under Section 9.4(a) of the Purchase Agreement of the that certain Action captioned “Valley P.E.T. Center, et al. v. Rose, et al.” and that Seller has assumed the defense of such Action and has all rights in accordance with Section 9.4(b) of the Purchase Agreement relating to such defense (including, without limitation, the right to answer such Action or bring any counter claim in the name of any MDS JV in connection with such defense).

35.         The Seller Parties will pay to Buyer, promptly after receipt, any proceeds that the Seller Parties actually receive pursuant to Section 8.2 of the MDS Purchase Agreement and such amounts shall be credited against and shall reduce, on a dollar for dollar basis, the obligations of the Seller Parties under ARTICLE 9 of the Purchase Agreement.  Upon reasonable request of Buyer, the Seller Parties agree to exercise their rights to assert any bona fide indemnity claims under Section 8.2 of the MDS Purchase Agreement.

36.         Except as expressly modified by this Amendment, the Purchase Agreement shall remain in full force and effect in accordance with its terms.

37.         This Amendment shall become effective on the date first above written.

38.         This Amendment will be governed and construed in accordance with the laws of the State of California, without giving effect to any choice of laws principles.

39.         This Amendment may be executed in two or more counterparts, which may be delivered by facsimile transmission, each of which shall be deemed an original and all of which together will constitute the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

INSIGHT HEALTH CORP.

By:	/s/ Steven T. Plochocki
Name:	Steven T. Plochocki
Title:	President and Chief Executive Officer

COMPREHENSIVE MEDICAL IMAGING CENTERS, INC.

By:	/s/ Brendan A. Ford
Name:	Brendan A. Ford
Title:	EVP- Corporate Development

COMPREHENSIVE MEDICAL IMAGING, INC.

By:	/s/ Brendan A. Ford
Name:	Brendan A. Ford
Title:	EVP- Corporate Development

CARDINAL HEALTH 414, INC.

By:	/s/ Brendan A. Ford
Name:	Brendan A. Ford
Title:	EVP- Corporate Development